Exhibit 99.1

For Immediate Release	February 28, 2022

The Valens Company Reports Fourth Quarter and Fiscal Year 2021 Financial Results

Provincial sales net revenue increased 31.7% to $7.9 million in Q4 2021 compared to $6.0 million in Q3 2021

Canada-wide provincial listings increased 21.0% to 219 in Q4 2021, compared to 181 in Q3 2021, with further growth to 255 as of January 30, 2022

Adjusted gross profit margin increased significantly to 34.1% in Q4 2021 compared to 27.4% in Q3 2021

B2C revenue lines of provincial sales and Green Roads accounted for 73.9% of net revenue in Q4 2021

Valens expects to achieve positive adjusted EBITDA by Q4 2022

Kelowna, B.C., February 28, 2022 – The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS) (the “Company”, “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, is pleased to report its fourth quarter and fiscal year financial results for the period ended November 30, 2021.

Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company, said: “This quarter showcases the progress we have made in our business plan in key areas despite a competitive and challenging operating environment in Canada and globally. Net revenue slightly declined quarter-over-quarter as we completed the transition of our B2B business to align with the ‘fewer, bigger, better’ strategy and was negatively impacted by the floods in British Columbia which resulted in supply chain disruptions. However, in our two key revenue segments, we are very pleased with the industry leading growth in provincial sales revenue and the full quarter revenue generated by our Green Roads US CBD business. With the B2B transition largely behind us, we expect to have more sustained growth in 2022.”

Robson continued, “A bright spot in the quarter was our adjusted gross profit margin which increased from 27.4% in Q3 2021 to 34.1% in Q4 2021. I am very proud of our operations and logistics teams which have had to deal with a significant business transition over 2021 as well as automation delays, inflationary cost pressures, supply chain disruptions, and the flooding in British Columbia. With further automation and our recently announced integration initiative, we are now heading down the path towards profitability. This supports our confidence and commitment to achieving both positive adjusted EBITDA by Q4 2022 and our revenue guidance for 2023 of at least $225 million”.

Fourth Quarter & Full Year Fiscal 2021 Highlights:

●	Net revenue of $18.4 million in Q4 2021 and $78.2 million in fiscal year 2021, representing a decrease of 12.3% compared to Q3 2021. However, despite a decrease in net revenue quarter-over-quarter, adjusted gross profit increased by 9.1% to $6.3 million from $5.7 million in Q3 2021.

o	Provincial sales increased by 31.7% to $7.9 million from $6.0 million in Q3 2021. Valens branded products represent the majority of these sales, which are expected to increase in the coming quarters as the listings we achieved in 2021 begin to meaningfully contribute to market share and revenue gains.
o	Provincial listings increased by 21.0% to 219 in Q4 2021 compared to 181 at the end of Q3 2021 and 75 at the end of Q1 2021, and further expanded to 255 by January 30, 2022.*
o	Green Roads generated $5.7 million of revenue in its first full quarter of consolidation, growing 21.3% quarter-over-quarter from $4.7 million for a partial quarter in Q3 2021.

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The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

o	B2B declined 53.9% in Q4 2021 to $4.1 million from $8.9 million in Q3 2021 as Valens aggressively moved to align with the ‘fewer, bigger, better’ strategy in anticipation of continued headwinds for smaller, undercapitalized cannabis companies in 2022.
o	Other revenue sources include Valens Labs, Pommies, & International Revenue.

▪	Decrease attributable to delayed international shipments which are expected to arrive in Q1 2022

	Q4 2021	Q3 2021	Percentage Change
Net Revenue	$18.4	$21.0	-12.3%
Provincial Sales	$7.9	$6.0	+31.7%
Green Roads	$5.7	$4.7	+21.3%
B2B	$4.1	$8.9	-53.9%
Other	$0.7	$1.4	-50.0%

●	Adjusted gross profit margin increased to 34.1% in Q4 2021 compared to 27.4% in Q3 2021.
●	Product achievements:

o	Valens and Citizen Stash combined were ranked 11th by overall estimated market share across all categories for the three months ended January 2022 in Alberta, British Columbia, Ontario and Saskatchewan based on Hifyre data
o	Verse BC God Bud 28g was the #2 best-selling SKU across all categories in Alberta, British Columbia, Ontario and Saskatchewan during the three months ended January 2022 based on Hifyre data.
o	In January 2022, Valens achieved the 8th highest market share of all licensed producers in Ontario with Verse BC God Bud 28g as the #1 best-selling SKU across all categories based on OCS depletion data encompassing online sales to consumers and wholesale sales to private retailers
o	Estimated share of the cannabis-infused beverage category increased to 10.0% in Q4 2021 from 9.0% in Q3 2021, and 5.5% in Q1 2021 in Alberta, British Columbia and Ontario based on Hifyre data

●	Valens had a cash and marketable securities position of $19.1 million at the end of Q4 2021 and subsequent to quarter end raised $40 million in debt financing. Proceeds from the debt financing were used to repay previous existing debt and will be used for general working capital purposes.
●	Valens book value per share as of Q4 2021 was CAD$3.82.**

*The term “provincial listings” refers to the total number of provincial and territorial listings in Canada of products manufactured and/or distributed by The Valens Company

**Book value per share is calculated by dividing total shareholders’ equity from the Q4 2021 consolidated statements of financial position by the common shares found in the Q4 MD&A as of November 30, 2021.

Fourth Quarter & Full Fiscal 2021 Corporate and Operational Highlights:

●	Successfully closed the acquisition of Citizen Stash & Verse Cannabis, propelling Valens into the flower and pre-roll segments, the two largest categories in the Canadian cannabis market, currently accounting for over 70% of retail sales. The strategic expansion into flower provides Valens access to a catalogue of genetics, contract grow relationships, and an expanded brand portfolio with provincial listings across eight provinces and territories.

●	Entered into the Quebec marketplace, the third-largest cannabis market in Canada, through the execution of a letter of intent with Société québécoise du cannabis for the distribution of Valens’ cannabis products into the region online, enabling the Company to expand its national distribution platform and make its products accessible to over 80% of the Canadian population.

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The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

●	Closed four strategic acquisitions and expanded domestic and international footprint, including access to eight provinces and territories, 50 states, and third-party distribution relationships in 10 countries. Through these acquisitions Valens has tripled its total addressable market with leading brands in all respective cannabis categories.

o	Expanded edible product capabilities through LYF Food Technologies Inc.
o	Entered the US CBD market through Green Roads
o	Expanded into premium flower-based categories through Citizen Stash
o	Entered the value segment through Verse Cannabis, subsequently rebranded to Versus in Q1 2022

●	Commissioned the K2 & Pommies GTA beverage facilities, enabling Valens to leverage its low-cost manufacturing platform to drive product sales, accelerate entry into new innovative product verticals, and increase economies of scale.

o	Launched flower, pre-rolls, topicals, and edibles as new product verticals in 2021
o	Doubled vape manufacturing capacity in 2021
o	Installed pre-roll manufacturing equipment, producing 3.2 million pre-rolls in 2021 with a capacity to produce 8.6 million pre-rolls annually
o	Installed Nitrotin packing line, with a capacity to produce 720,000 units of 3.5g premium flower
o	Pommies provides an additional 30,000 square feet of licensed manufacturing space, with a capacity to produce more than eight million units per year on a single shift in various formats

●	Subsequent to quarter-end, Valens commenced trading on the Nasdaq Capital Market, positioning Valens and its shareholders for greater access to liquidity, increased corporate visibility, and a broader shareholder base in 2022.

●	Strengthened custom manufacturing partnership network with the addition and expansion of manufacturing agreements. The agreements cover the production of a variety of cannabis products including pre-rolls, edibles, vapes, hydrocarbon concentrates, as well as expert extraction services.

Financial Summary

●	Net revenue of $18.4 million in Q4 2021 and $78.2 million in fiscal year 2021, representing a decrease of 12.3% over Q3 2021, driven by a decline in B2B as Valens aggressively moved to align with the ‘fewer, bigger, better’ strategy for customers. Both provincial sales and Green Roads showed strong growth in contributed revenue in Q4 2021 as discussed above.

●	Adjusted gross profit(1) was $6.3 million, or 34.1% of net revenue in Q4 2021, compared to $5.7 million, or 27.4% of net revenue, in Q3 2021.

o	Adjusted gross profit was positively impacted by new branded business lines, optimizing utilization of manufacturing equipment, and increasing efficiencies through SKU optimization and portfolio rationalization.

●	Adjusted EBITDA(2) was ($13.3) million, in Q4 2021 compared to ($6.2) million in Q3 2021.

o	The reduction in EBITDA was driven by the reduction in Canadian Emergency Wage Subsidy, inflationary cost pressures, increased costs from supply chain disruptions, Nasdaq listing process, integration of new acquisitions including SG&A, launch of new innovative products, automation delays, and flooding in British Columbia.

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The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

The following table of financial highlights is presented in thousands of Canadian dollars, except for number of provincial listings.

	Three months	Three months	Fiscal year	Fiscal year
	ended November	ended August	ended November	ended November
	30, 2021;	31, 2021;	30, 2021;	30, 2020;
	Q4 2021	Q3 2021	Fiscal 2021	Fiscal 2020
Gross Revenue $	23,342	24,569	90,154	86,059
Net Revenue $	18,407	20,990	78,175	83,778
Gross Profit $	2,705	5,629	17,239	25,724
Gross Profit Margin	14.7%	26.8%	22.1%	30.7%
Adjusted Gross Profit $ (1)	6,272	5,748	21,470	39,992
Adjusted Gross Profit Margin % (1)	34.1%	27.4%	27.5%	47.7%
Adjusted EBITDA $ (2)	(13,347)	(6,183)	(26,731)	14,139
Adjusted EBITDA % (2)	N/A	N/A	N/A	16.4%
Net income (loss) $	(21,423)	(12,799)	(49,034)	(20,682)
Basic/diluted income (loss) per share $ (3)	(0.34)	(0.24)	(0.88)	(0.49)
Cash and marketable securities $ (4)	19,125	30,958	19,125	21,376
Provincial Listings	219	181	219	N/A

1.	Gross Profit Margin, Adjusted Gross Profit and Adjusted Gross Profit Margin are non-GAAP financial measures that do not have any standardized meanings prescribed by IFRS and may not be comparable to similar measures presented by other companies. Gross Profit Margin is calculated as the difference between net revenue and cost of goods sold divided by net revenue (expressed as a percentage). Adjusted Gross Profit is calculated by increasing Gross Profit by the amount of inventory valuation allowance and fair value of biological assets. Adjusted Gross Profit Margin is calculated by dividing total Adjusted Gross Profit by Net Revenue (expressed as a percentage). Management believes the adjusted measures provide a meaningful comparison between companies, as Valens will contribute to net revenue from branded sales and the sale of flower products. Furthermore, these measures provide useful information as they are commonly used in the capital markets to approximate operating performance, for companies that engage in the sale of flower products, on an adjusted basis as described above. See reconciliation of “Adjusted Gross Profit (non-GAAP measure)” in the Company’s Management’s Discussion and Analysis for the year ended November 30, 2021, for additional information (in addition to the period ended August 31, 2021).
2.	Adjusted EBITDA is a non-GAAP measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as income (loss) from operations, as reported, adjusted for financing costs, interest income, income taxes, depreciation and amortization, share-based payments, accretion, foreign exchange gains and losses, inventory valuation allowance, joint venture termination costs, gains and losses on disposals of capital assets, realized gains and losses from marketable securities and derivatives, remeasurement of contingent consideration, and non-recurring and transaction costs. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating performance on an adjusted basis as described above. See reconciliation of “Adjusted EBITDA (non-GAAP measure)” in the Company’s Management’s Discussion and Analysis for the year ended November 30, 2021 (in addition to the period ended August 31, 2021).

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The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

3.	Per share dollar amounts have been adjusted for the 3-for-1 consolidation announced on November 15, 2021
4.	Valens had a cash and marketable securities position of $19.1 million at the end of Q4 2021 and after the quarter raised $40 million in debt financing. Proceeds from the debt financing were used to repay previous existing debt and for general working capital purposes.

Key Performance Indicators and Revenue Guidance:

Key Objectives for 2022:

1. Vapes, Edibles, Beverages – Become a Top 5 Player in Canada

2. Flower Products – Become a Top 10 Player in Canada

3. Gross Margin Improvement, Positive EBITDA by Q4

4.Further entry into the US market as permissible with federal regulations

Revenue & EBITDA Guidance 2023:

1. Revenue of minimum CAD$225 million

2. Adjusted EBITDA margins of greater than 10%

Jeff Fallows, President of The Valens Company, said: “We have now completed the successful ‘Launch’ phase of our business plan, having achieved attractive growth in provincial listings to create a leading cannabis consumer products company with an exciting portfolio of brands. Although we have only just begun to experience the targeted revenue growth from our ‘Launch, Grow, Optimize’ strategy, we now look to enter the ‘Growth and Optimize’ phases of our business plan, which will focus on maximizing sell-through, driving higher utilization across our facilities, removing underperforming listings, and pursuing optimization initiatives. This will ensure we remain operationally agile, competitively positioned in the market, and best able to deal with the ongoing logistical and inflationary challenges in the current economic environment. In Q1 2022, we are already starting to see strong momentum across all our key segments with strong growth in provincial sales and increased utilization through our realigned B2B partnerships which are expected to provide both sustained quarter-over-quarter revenue growth in 2022 and enhanced margins. This, combined with our integration initiatives announced in early February that are expected to generate $20 million in annual savings, has set us on a clear pathway to become EBITDA positive by fiscal Q4 2022.”

Fallows continued, “Over the course of the year, we believe that our focus on business fundamentals with the expectation to drive revenue growth, achieve positive EBITDA, and attain deeper US market penetration will reflect positively as we look to generate shareholder value. With our track record of driving one of the highest revenues per dollar invested compared to our Canadian cannabis peers, our recent Nasdaq listing already showing increasing liquidity and expanding our reach to investors in the United States, we believe we are well positioned to drive value for our shareholders in 2022. Looking back over the last year we are incredibly proud of what we have achieved in a tough global environment. In 2022 we have a leading cannabis innovation platform best positioned to drive B2C revenue growth both north and south of the border as well as B2B revenue growth as the benefits of our ‘Fewer, Bigger, Better’ strategy begin to materialize. We expect 2022 to be a challenging environment where only the companies with distinct competitive advantages, low-cost infrastructure, and innovative product capabilities will thrive. We believe we have positioned ourselves with the right team and strategy to generate long-term value for shareholders.”

This press release is intended to be read in conjunction with Company’s Management’s Discussion and Analysis (“MD&A”) for the period and the accompanying Financial Statements and notes, available under the Company’s profile on SEDAR at www.sedar.com and the Company’s Form 10-Q, which will be filed on (www.sec.gov/edgar.shtml).

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The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

Q4 2021 Conference Call Details

The Company will host a conference call tomorrow, Tuesday, March 1, 2022, at 11:00 am Eastern Time / 8:00 am Pacific Time to discuss the financial results and business outlook.

Participant Dial-in Numbers:

Toll-Free: 1-877-407-0792

Toll / International: 1-201-689-8263

*Participants should request The Valens Company Earnings Call or provide confirmation code 13727202.

The call will be available via webcast on the Valens investor page of the Company website at https://thevalenscompany.com/investors/ or at this link. Please visit the website at least 15 minutes prior to the call to register, download, and install any necessary audio software. A replay of the call will be available on the Valens investor page approximately two hours after the conference call has ended.

Tyler Robson, Chief Executive Officer, Sunil Gandhi, Chief Financial Officer, Jeffrey Fallows, President, and Everett Knight, Executive Vice President of Corporate Development and Capital Markets, will be conducting a question-and-answer session following the prepared remarks.

At Valens, it’s Personal.

About The Valens Company

The Valens Company is a leading cannabis consumer products company, with significant expertise in manufacturing cannabinoid based products and a mission to bring the benefits of cannabis to the world. Valens provides proprietary cannabis processing services and best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens’ high-quality products are formulated for the recreational, health and wellness, and medical consumer segments and are offered across all cannabis product categories, with a focus on quality and product innovation. Valens also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to international markets through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, Valens continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences. Through Valens Labs, Valens is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows
President
The Valens Company

Investor Relations
ir@thevalenscompany.com
1 647.956.8254

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The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

KCSA Strategic Communications
Phil Carlson
VLNS@kcsa.com
1 212.896.1233

Media
KCSA Strategic Communications
Anne Donohoe
adonohoe@kcsa.com
1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, cannabis regulatory risk, risks relating to the regulation of hemp in the United States, U.S. entry restrictions, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on Canadian licenses, reliance on Australian licenses, the illegality of cannabis under federal law in the United States; catastrophic events; competition; the recent development of the cannabis industry and market in Canada; price compression in the cannabis industry; maturation of the cannabis market; dependence on supply of cannabis and reliance on other key inputs, material weakness in the Company’s internal controls over financial reporting, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, foreign operations, reliance on a limited number of facilities, limited operating history, TSX and Nasdaq continued listing requirements, vulnerability to rising energy costs, environmental regulations and risks, conflicts of interest, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

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The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com